Corficolombiana

FILE No. 823437

RECEIVED

2008 DEC -8 A 6:22

Cali, November 27, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle

SUPPL

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana~~ S.A.'s [redacted] (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

08006162

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Security purchase and/or sale
   This is to advise that the selling of the interest in Lloreda S.A. was executed on November 26, 2008.

PROCESSED

DEC 11 2008

THOMSON REUTERS

2. Security Purchase and/or Sale
   Selling of the interest in Lloreda S.A.

3. Issuer Rating
   The Technical Committee of BRC Investor Services S.A., a Security Rating Firm, gave a AAA initial rating on the Long Term Debt and BRC 1+ on the short term debt of Corporacion Financiera Colombiana S.A.- Corficolombiana S.A.

4. Increase of subscribed and paid in Capital
   An increase of Ps. 1,701,619,920.oo corresponding to the subscribed and paid in capital as a result of the dividend payment in shares was filed with the Chamber of Commerce of Bogota.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

12/9

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

RECEIVED

2008 DEC -8 A 6:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, November 27, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Security purchase and/or sale
   This is to advise that the selling of the interest in Lloreda S.A. was executed on November 26, 2008.

2. Security Purchase and/or Sale
   Selling of the interest in Lloreda S.A.

3. Issuer Rating
   The Technical Committee of BRC Investor Services S.A., a Security Rating Firm, gave a AAA initial rating on the Long Term Debt and BRC 1+ on the short term debt of Corporacion Financiera Colombiana S.A.- Corficolombiana S.A.

4. Increase of subscribed and paid in Capital
   An increase of Ps. 1,701,619,920.oo corresponding to the subscribed and paid in capital as a result of the dividend payment in shares was filed with the Chamber of Commerce of Bogota.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

RIDER 1

Security purchase and/or sale

This is to advise that the selling of the interest in Lloreda S.A. was executed on November 26, 2008.

Relevant Information

In agreement with the norms concerning relevant information, Corporación Financiera Colombiana S.A. is advising that the selling in cash of four hundred nineteen million nine hundred ninety thousand three hundred ninety three (419,990,393) common shares of Lloreda S.A was executed today. Such operation was communicated to the market on November 25, 2008.The shares were sold to the firms Waenne Investment, Inc., Sondrio International Inc., and Metcalf Commercial Corp. for Ps. 54,012,799,413.28.

FILE NO. 823437

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 6

Fecha	Hora	Tema	Resumen	Anexo
26/11/2008	18:41:01	Adquisición y/o enajenación de valores	Se comunica el perfeccionamiento, el día de hoy, de la venta de la participación accionaria en la sociedad Lloreda S.A.	Ver anexo

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Información Relevante

En cumplimiento de las normas relacionadas con información relevante, la Corporación Financiera Colombiana S.A. comunica que el día de hoy se perfeccionó la venta de contado de cuatrocientos diecinueve millones novecientas noventa mil trescientas noventa y tres (419.990.393) acciones ordinarias de la sociedad Lloreda S.A., comunicada al mercado el 25 de noviembre de 2008, por un valor total de $54.012.799.413,28, a las sociedades Waenne Investments, Inc., Sondrio International, Inc., Metcalf Commercial Corp.

FILE No. 823437

RIDER 2

Security Purchase and/or Sale

Selling of the interest in Lloreda S.A.

Relevant Information

In accordance with the norms concerning relevant information, particularly the ones contained on paragraph 6, letter a of article 1.1.2.18, Resolution 400 of 1995, Corporación Financiera Colombiana S.A. is advising the market in general that on November 26, 2008, its interest in Lloreda S.A. will be sold. Such interest equivalent to four hundred nineteen million nine hundred ninety thousand three hundred ninety three (419,990,393) common shares of the capital stock of the company, amounting to 56.26% of the capital stock, in cash, at a price of one hundred twenty six pesos point six zero four eight (Ps. 128.6048) per share will be sold to the following companies: Waenne Investments Inc., Sondrio International Inc., Metcalf Commercial Corp.

FILE No. 823437

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 6

Fecha	Hora	Tema	Resumen	Anexo
25/11/2008	12:45:04	Adquisición y/o enajenación de valores	Venta participación accionaria en LLoreda S.A.	Ver anexo

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Última actualización : 15 de diciembre de 2005

FILE No. 823437

Información Relevante

En cumplimiento de las normas relacionadas con información relevante, en particular la contenida en el numeral 6 del literal a del artículo 1.1.2.18 de la Resolución 400 de 1995, la Corporación Financiera Colombiana S.A. comunica al mercado en general que el día 26 de noviembre de 2008, venderá su participación accionaría en Lloreda S.A., correspondiente a la cantidad de cuatrocientas diecinueve millones novecientas noventa mil trescientas noventa y tres (419.990.393) acciones ordinarias del capital social de dicha compañía, equivalentes al 56.26% del capital social, de contado, a un precio de ciento veinte ocho pesos punto seis cero cuatro ocho ($128.6048) por acción a las siguientes sociedades Waenne Investments, Inc., Sondrio International, Inc., Metcalf Commercial Corp.

RIDER 3

Issuer Rating

The Technical Committee of BRC Investor Services S.A., a Security Rating Firm, gave a AAA initial rating on the Long Term Debt and BRC 1+ on the short term debt of Corporacion Financiera Colombiana S.A.- Corficolombiana S.A.

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 6

Fecha	Hora	Tema	Resumen	Anexo
14/11/2008	18:24:41	Calificación emisor	El Comité Técnico de BRC Investor Services S.A. Sociedad Calificadora de Valores, en calificación inicial otorgo AAA a la Deuda de largo plazo y BRC 1+ a la deuda de corto plazo de la Corporación Financiera Colombiana S. A. - Corficolombiana S. A	Ver anexo

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Última actualización : 15 de diciembre de 2005

FILE No. 823437

Bogotá, D.C., November 14, 2008

Doctora
JEANNETTE FORIGUA ROJAS
Superintendente Delegado para Emisores
SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Calle 7ª. No. 4-49
Ciudad

Reference : 0084-000002 BRC Investor Services S.A. Sociedad Calificadora de Valores.
53 Rating Reports
51 Information Remittance
NO ANNEXES

Dear Mrs. FORIGUA:

Hereby I am informing on the Issuer Risk Initial Rating of **Corporación Financiera Colombiana S.A. – Corficolombiana S.A.**, as approved by the Technical Committee in its November 13th 2008 meeting, as recorded on Minute No. 128. The ratings approved were the following:

Long term debt: AAA (Triple A)
Short term debt: BRC 1+(plus one)

Cordially,

MARÍA CAROLINA BARÓN
Legal Representative
BRC INVESTOR SERVICES S.A.
Sociedad Calificadora de Valores

JSO

FILE No. 823437

BRC Investor Services S.A. SCV
An Affiliate of Moody's Investors Service, Inc.

Bogotá, D.C., 14 de noviembre de 2008

Doctora
JEANNETTE FORIGUA ROJAS
Superintendente Delegado para Emisores
SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Calle 7ª No. 4 - 49
Ciudad

Asunto: **0084-000002 BRC Investor Services S.A. Sociedad Calificadora de Valores.**
53 Informes de calificación
31 Remisión de información
SIN ANEXOS

Estimada Doctora:

Por medio de la presente me permito informar la **calificación inicial** de **riesgo de emisor** de la **Corporación Financiera Colombiana S. A. - Corficolombiana S. A.**, aprobada por el Comité Técnico en reunión de fecha 13 de noviembre del 2008, la cual consta en acta No. 128. Las calificaciones aprobadas fueron las siguientes:

Deuda de largo plazo: AAA (Triple A)
Deuda de corto plazo: BRC 1+ (Uno más)

Cordial saludo,

MARÍA CAROLINA BARÓN
Representante Legal
BRC INVESTOR SERVICES S. A.
Sociedad Calificadora de Valores

END

JSO